June 14, 2005

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

Attention:	Jeffrey Gordon
Staff Accountant

Re:	Resolution Performance Products LLC
Form 10-K for the fiscal year ended December 31, 2004
File No. 333-75172

Dear Mr. Gordon:

As we discussed on several telephone calls throughout the day on Monday, June 13, 2005, Resolution Performance Products LLC (“Resolution Performance”) received a comment letter dated June 9, 2005 with respect to the above-referenced Form 10-K (the “Comment Letter”). In the Comment Letter, the Staff made several requests for supplemental information and draft disclosures to be made in future filings by Resolution Performance.

In the course of such discussions, I had advised you of the following:

•	On May 31, 2005, Resolution Performance was merged with and into Borden Chemical, Inc., with Borden Chemical, Inc. being the surviving corporation in the merger. In connection with such merger, Borden Chemical, Inc. changed its name to “Hexion Specialty Chemicals, Inc.”

•	Hexion Specialty Chemicals, Inc. (the “Company”) assumed the indentures governing the notes that were originally issued by Resolution Performance. Therefore, the contractual obligations under the indentures to file periodic reports with the Securities and Exchange Commission (the “SEC”) became the obligations of the Company and in the future, all required periodic reports will be filed by the Company, not Resolution Performance.

Securities and Exchange Commission

June 14, 2005

•	The Company is already undergoing review by the Staff in connection with the filing of a registration statement relating to the initial public offering of the Company’s common stock (Registration No. 333-124287). Ms. Jennifer Thompson, Staff Accountant, and Ms. Jeanne Baker, Assistant Chief Accountant, are the members of the Staff reviewing the Company’s registration statement with respect to accounting matters.

•	During 2005, Resolution Performance was a “voluntary” filer, meaning its duty to file periodic reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 had been automatically suspended because at January 1, 2005, each series of notes originally issued by Resolution Performance was held of record by less than 300 persons, but Resolution Performance had continued to file periodic reports because of its contractual obligations under the indentures. Because Resolution Performance’s obligation to file periodic reports was automatically suspended pursuant to Section 15(d), we did not believe that at the time of the merger there was a requirement to file a Form 15, “Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.”

You subsequently advised me on June 13, 2005 that to the extent the comments contained in the Comment Letter remained applicable to the filings made by the Company, we should furnish our responses to the Staff in connection with the review of the Company’s registration statement (rather than furnishing a separate response letter to you and the other members of the Staff who are named in the Comment Letter). The Company has authorized us to represent to the Staff that (1) the Company will furnish its response to those comments contained in the Comment Letter that it deems remain applicable to those members of the Staff who are reviewing the Company’s registration statement, and the Company will make the necessary revisions to the disclosure contained in the Company’s registration statement prior to the registration statement being declared effective and (2) the Company, on behalf of Resolution Performance, will voluntarily file a Form 15 with the SEC promptly to notify investors that Resolution Performance has ceased filing periodic reports with the SEC.

As a result of the foregoing, we understand that no additional action will be required to be taken by Resolution Performance or the Company in connection with the Comment Letter.

Securities and Exchange Commission

June 14, 2005

Please do not hesitate to contact me at (212) 408-2452 if you have questions, need additional information or would like to clarify any statements or representations made in this letter. Thank you for your prompt cooperation and assistance in this matter.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

cc:	Securities and Exchange Commission
Rufus Decker
Accounting Branch Chief

Hexion Specialty Chemicals, Inc.
William H. Carter
David S. Graziosi